UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

Commission File No. 1-9924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Citibuilder 401(k) Plan for Puerto Rico Plans Administration Committee One Court Square, 46th Floor Long Island City, NY 11120

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Citigroup Inc. 399 Park Avenue New York, NY 10022

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Financial Statements and Supplemental Schedules

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedules
December 31, 2012 and 2011

*
Other schedules required by Form 5500, which are not applicable, have been omitted.

 Report of Independent Registered Public Accounting Firm

The Plan's Administration Committee
Citigroup Inc.:

We have audited the accompanying statements of net assets available for benefits of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2012 and supplemental Schedule H, Line 4j—Schedule of Reportable Transactions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 28, 2013

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value:
Cash equivalents and short-term investments	$3,868,760	$4,151,962
U.S. equities	1,947,568	1,574,534
Non-U.S. equities	353,459	334,785
Mutual funds	2,695,047	2,346,964
Collective trusts and other investments	13,422,405	10,497,935
Guaranteed investment contracts	2,483,702	2,673,797
Wrapper contracts	450	2,994

Total investments	24,771,391	21,582,971

Loans receivable from participants	2,600,537	2,819,542
Receivables:
Employer contributions	2,270,703	2,501,285
Participant contributions	1,972	94,002
Investments sold but not delivered	13,588	4,631
Interest and dividends	8,474	6,391
Other receivable	148	196

Total receivables	2,294,885	2,606,505

Total assets	29,666,813	27,009,018

Liabilities:
Investments purchased but not received	18,029	8,402
Payable for trustee and administrative fees	14,753	18,270
Other liability	129,945	—

Total liabilities	162,727	26,672

Net assets reflecting all investments at fair value	29,504,086	26,982,346

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(163,405)	(136,970)

Net assets available for benefits	$29,340,681	$26,845,376

See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment income:
Dividends	$167,124	$171,894
Interest	105,530	133,057
Net appreciation (depreciation) in fair value of investments	2,484,109	(1,908,030)

Net investment gain (loss)	2,756,763	(1,603,079)

Interest income from loan receviable from participants	112,525	109,101
Contributions:
Employer	2,282,081	2,512,220
Participants	1,299,663	1,420,096
Rollover	4,354	—

Total contributions	3,586,098	3,932,316

Total additions to net assets	6,455,386	2,438,338

Deductions from net assets attributable to:
Distributions to participants	3,901,797	1,307,481
Trustee and administrative expenses	56,521	49,222
Dividends paid directly to participants	1,763	1,398

Total deductions from net assets	3,960,081	1,358,101

Net increase	2,495,305	1,080,237

Net assets available for benefits at:
Beginning of year	26,845,376	25,765,139

End of year	$29,340,681	$26,845,376

See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

(1)   Description of the Plan

  The following brief description of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  (a)
  General

    The Plan commenced on January 1, 2001 as a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc., (the Company) and its affiliates who primarily reside and work in Puerto Rico. Citibank, N.A. is the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Puerto Rico Internal Revenue Code of 2011 (PRIRC).

    Banco Popular de Puerto Rico (Banco Popular) is the Trustee of the Plan. Plan investments, including the Citigroup Common Stock Fund, are held at State Street Bank & Trust Company (State Street), the custodian, in a trust fund established under the Plan. The Plan is administered by Aon Hewitt, a third-party administrator.

    The Company maintains a Financial Education Program for participants. Program costs are paid by the Company. The program offers financial resources such as articles, tutorials and videos. In addition, the Company has retained Financial Engines Advisors LLC (a registered investment advisor and referred to as Financial Engines) to provide assistance to participants on asset allocation for his or her Plan investments based on their individual risk profile, retirement horizon, and other factors.

    The Plan also offers the Professional Management Program through Financial Engines, which provides for participants to have their accounts professionally managed. Participants who voluntarily elect this program are charged a maximum of 0.35% or $2.92 per month for each $10,000 in their account. For participants with account balances over $100,000, advisory fees charged to the participant account are slightly reduced. If a participant chooses to be part of the Professional Management Program, the fee is automatically deducted from their accounts.

  (b)
  Eligibility

    Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, who are considered bona fide residents of Puerto Rico or who perform services primarily in Puerto Rico, as defined in the Plan document.

    Full time employees or part-time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after the participant becomes an employee of the Company.

    Part-time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on the January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee's date of hire.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

  (c)
  Employee Contributions

    An eligible employee may elect to have a portion of his or her regular pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, as a before-tax contribution deferral in any amount equal up to 50% of eligible compensation in a whole percentage up to the maximum permitted by law for before-tax salary deferrals, plus an additional catch-up contribution, if eligible (in whole percentages but not exceeding 50% of pay). The statutory limit for before-tax contributions was $13,000 and $10,000 for 2012 and 2011, respectively. Employee before-tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution.

    Eligible full or part-time employees will automatically be subject to the Plan's automatic enrollment provision and enrolled to contribute to the Plan 90 days after the eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90-day grace period from his or her eligibility date to decline participating in the automatic enrollment. The initial automatic deferral percentage is 3%. Participants who are automatically enrolled in the Plan, but do not make an investment election, are invested the Plan's default investment alternative, which is the Plan's "target retirement date" fund consistent with the participant's projected year of retirement, as further explained in the Plan document. For this purpose, a participant's projected year of retirement is the year the participant will become 65 years of age. The BlackRock Fund Advisors (BFA) LifePath funds are the current retirement date funds offered in the Plan. Participants whose first date of hire is on or after January 1, 2007 who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing his or her before-tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. An automatically enrolled employee may change the rate of before-tax deferrals at any time.

    Catch-up contributions are permitted in accordance with Section 1081.01(d)(7) of the PRIRC. Participants who are over age 50 by the Plan year-end can contribute up to 49% of his or her eligible pay up to $1,500 and $1,000 for 2012 and 2011, respectively, increasing the participants' statutory limitation on before-tax contribution to $14,500 for 2012 and $11,000 for 2011, respectively. There is no automatic enrollment for catch-up contributions.

    In addition, the PRIRC limits contributions for highly compensated participants, defined by the Code to be participants with annual compensation greater than $115,000 and $110,000 for 2012 and 2011, respectively.

  (d)
  Employer Contributions

    During 2012 and 2011, employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution.

    The Company matching contribution was equal to 200% of participant's before tax contributions up to 3% in 2012 and 2011, of the participant's eligible pay in 2012 and 2011 (up to the annual compensation maximum set by the PRIRC—$250,000 for 2012 and $245,000 for 2011) for eligible employees at all compensation levels. Company matching contributions did not exceed the lesser of the participant's contribution or 6% of the participant's eligible compensation up to the statutory limit. Catch-up contributions are not subject to matching

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

    contributions. Participants must contribute to the Plan to receive Company matching contributions.

    A fixed contribution of up to 2% of eligible pay is credited to the Plan's eligible employees' accounts for whose qualifying compensation, as defined in the Plan is less than $100,000.

    An annual transition contribution is credited to the Plan accounts of certain employees who were eligible to receive benefits under the Plan, the Citigroup Pension Plan, and the Citigroup Ownership Program in 2007, prior to the plans' redesign. If an employee's total benefit opportunity under the three programs was greater than his benefit opportunity under the Plan, an additional transition contribution is credited. Participants receiving this transition contribution generally have long service and must be continuously employed by the Company since December 31, 2006.

    At December 31, 2012, the employer contribution receivable was $2.27 million, of which $1.63 million related to the Company matching contribution; whereas, at December 31, 2011, the employer contribution receivable was $2.50 million, of which $1.78 million related to the Company matching contribution, respectively.

    Company contributions relating to 2012 and 2011 were credited to participant accounts during the first quarter of the following year: 2013 and 2012, respectively.

  (e)
  Participant Accounts

    The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.

    Participants may elect to invest their deferral contributions, Company contributions, and account balance, among the investment fund options offered under the Plan in whole increments of 1%.

    A participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan's notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment funds, subject to certain restrictions.

    Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

  (f)
  Rollover and Transfer Contributions

    The Plan permits participants to have their interests in other Puerto Rico qualified plans rolled over to the Plan. However, rollovers from an Individual Retirement Account (IRA) are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan's management and do not affect any other contributions made by or on behalf of a participant.

    Of the participant contributions reported in 2012 and 2011, $4,354 and $0, respectively, related to rollover contributions into the Plan.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

  (g)
  Investment Options

    Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 404(c) of ERISA.

    In general, Plan participants may move a portion or all of their account balances among the Plan's investment options through a fund transfer, reallocation, or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all of their account balances into the BlackRock T-Fund at any time. However, once a participant moves his or her Plan assets into the fund, he or she cannot move Plan assets out of the same fund for seven calendar days.

    In addition, Plan participants may not move an investment in the BNY Mellon Stable Value Fund (see Note 4) through a fund transfer, reallocation, or rebalance directly into any of the two investment options that are considered competitors of the BNY Mellon Stable Value Fund: the BlackRock T-Fund, and the BFA LifePath Retirement Fund. The BFA LifePath Retirement Fund is not considered a money market fund or stable value fund. This restriction on transfers enables the BNY Mellon Stable Value Fund to secure higher-yielding, fixed-income investments intended to preserve principal and earned interest.

    If a Plan participant moves a portion or all of their account balance from the BNY Mellon Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the two competing investment options named above, the amount moved must remain invested in a non-competing investment option for at least 90 days before it can be moved into one of the two competing investment options.

    These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.

    To the extent required by the compliance procedures of a mutual fund to ensure the fund's adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants' trading activity in that particular fund. The Company also may restrict the ability of certain Plan participants to invest in or divest the Citigroup Common Stock Fund.

    In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees should they decide to do so. Currently, only T Rowe Price International Discovery Fund imposes a 2% redemption fee on the sale of fund units within 90 days after any purchase of fund units.

    The Plan does not directly participate in securities lending programs; however, one or more of the investment options available to Plan participants provide for securities lending. The investment manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering and the Plan overall.

    Effective October 1, 2012, SSgA Dow Jones U.S. Reit Index Fund was eliminated and the assets were transferred to the AEW Capital Management REIT Fund and the SSgA DJ/UBS Commodity Index was eliminated and replaced with the SSgA DJ/UBS Roll Select Commodity Index Fund.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

    Effective October 1, 2012, WAMCO/Citi Institutional U.S. Treasury Reserves Funds and BlackRock Tempfund were both eliminated and replaced with the BlackRock T-Fund, which is a Treasury money market fund. Effective October 1, 2012, the Wellington Large Cap Growth Fund and the Barrow Hanley Large Cap Value fund were combined into a single fund named the Large Cap U.S. Equity Fund. Effective October 1, 2012, the Small Cap Growth Fund and the Small Cap Value Fund were combined into a single fund named the Small Cap U.S. Equity Fund. Effective October 1, 2012, the DFA International Securities Fund and the Dodge & Cox International Stock Fund were combined into a singled fund named the Non-U.S. Large Cap Equity Fund.

  (h)
  Vesting

    The rights of a participant to his or her own contributions and any earnings thereon are at all times fully vested and nonforfeitable.

    Any Plan participant who performed an hour of service after June 26, 2007, was fully vested in his or her Company matching contributions.

    Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:

      •
      Upon completion of three years of service. Once three years of service has been attained, any fixed and/or transition contributions made on a participant's behalf will be immediately vested;

      •
      If a participant reaches age 55, dies, or becomes disabled while in service;

      •
      In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

    Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company, or is otherwise eligible to take a distribution, as more fully described in notes 1(k) and (l).

  (i)
  Forfeited Accounts

    Forfeitures are used to offset expenses of the Plan. During 2012 and 2011, $0 and $1,700 of forfeitures, respectively, were used to offset Plan expenses. As of December 31, 2012 and 2011, unallocated forfeitures were $575 and $5, respectively.

  (j)
  Loans Receivable from Participants

    Subject to the Plan's provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $500, the maximum of which would be 50% of the participant's vested account balance up to $50,000, less the highest outstanding loan balance in the previous twelve months. Loans receivable from participants as of December 31, 2012 and 2011, bore interest rates from 4.25% to 8.25% and 4.25% to 9.25%, respectively.

    Loans receivable from participants are valued at unpaid principal plus any accrued but unpaid interest.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

    Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company and who are eligible to make manual loan repayments are submitted directly to Aon Hewitt. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

    Each loan is secured through the vested balance in the participant's Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant as soon as administratively practicable in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is reduced from the account balance before an amount is distributed to the participant.

    A participant applying for a loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant's Plan account at the time his or her loan request is processed.

  (k)
  Withdrawals

    Prior to termination of employment, a participant may withdraw, subject to the Plan's notice requirements, all or any portion of the vested value of his or her participant account and if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account, less allocated expenses. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

  (l)
  Distributions

    A participant, after leaving the Company, can have the total of his or her account distributed in accordance with the provisions of the Plan.

    If the value of a participant's account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age, age 65, or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution will be based on the value of the participant's accounts at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of a participant's account is less than $5,000, the Plan will distribute the participant's account upon termination of employment.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

    Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account, less allocated expenses. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)   Summary of Significant Accounting Policies

  (a)
  Basis of Presentation

    The financial statements of the Plan are prepared under the accrual basis of accounting.

  (b)
  Use of Estimates

    The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

  (c)
  Investment Valuation and Income Recognition

    The Plan investments are stated at fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

    Short-term investment funds are valued at cost, which approximates fair value.

    Equity investments traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price. This includes U.S. and non-U.S. equities in separately managed accounts.

    The shares of common stock held by the Citigroup Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year.

    Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.

    Collective trusts are valued at the net asset value as reported by the sponsor of the fund. Participant-directed redemptions from these common collective trusts generally can be made daily, subject to a Plan imposed 7-day minimum holding period on investments (other than BNY Mellon Stable Value Fund related investments which have a longer holding period). There were no unfunded commitments as of December 31, 2012.

    The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

    Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires the Plan to report Guaranteed Investment Contracts (GICs) at fair value. As required under ASC 962, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. Fair values of traditional GICs are calculated using the present value of the contracts' future cash flows discounted by comparable duration index rates. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. For constant duration and separate account GICs, the fair values of the underlying portfolio of these contracts are the market values provided by the underlying investment managers. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

  (d)
  Fair Value of Financial Instruments

    The carrying value of following instruments approximate fair value because of the short maturity nature of these items: investments sold but not delivered, interest and dividends receivable, other receivables, and investments purchased but not received.

  (e)
  Payment of Benefits

    Benefits are recorded when paid.

  (f)
  Recent Accounting Pronouncements

    In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 specifies that in the absence of a Level 1 input for a fair value measure, a reporting entity should apply premiums or discounts when market participants would take them into account when pricing the asset or liability. In addition, the guidance enhances the disclosure requirements that reporting entities must provide quantitative information about the inputs used in a fair value measurement, particularly information about unobservable inputs used within Level 3 of the fair value hierarchy. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of this guidance is reflected, where applicable, through these financial statements. The adoption of the guidance did not have a material impact on the Plan's financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

(3)   Investments

  A summary of the Plan's investments as of December 31, 2012 and 2011 is listed below.

	2012		2011
Cash equivalents and short-term investments
Blackrock T-Fund	$3,384,475	*	$3,148,485	**
Other cash and cash equivalents	484,285		1,003,477

Total Cash and cash equivalents	3,868,760		4,151,962

U.S. equities
Large cap companies
Citigroup Common Stock Funds	1,503,945	*	1,174,978
Other Large cap companies	263,726		214,499

Total Large cap companies	1,767,671		1,389,477
Mid cap companies	111,899		99,018
Small cap companies	67,998		86,039

Total U.S. equities	1,947,568		1,574,534

Non-U.S. equities	353,459		334,785
Mutual funds, individually less than 5% of net assets	2,695,047		2,346,964
Collective trusts and other investments
S&P 500 Index	2,168,856	*	1,553,053	**
MSCI EAFE Index	1,875,410	*	1,137,718
Russell 3000 Index	1,495,842	*	1,240,172
Other Collective trusts, individually less than 5% of net assets	7,882,297		6,566,992

Total Collective trusts and other investments	13,422,405		10,497,935

Guaranteed investment contracts, individually less than 5% of net assets	2,483,702		2,673,797
Wrapper contracts	450		2,994

Investments, at fair value	$24,771,391		$21,582,971

*
Represents 5% or more of Plan's net assets available for benefits at December 31, 2012.

**
Represents 5% or more of Plan's net assets available for benefits at December 31, 2011.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

  The Plan's investments (including investments bought and sold during the year) appreciated in value by $2.5 million in 2012 and depreciated by $1.9 million in 2011. A summary of changes as reported in the statement of changes in net assets available for benefits is listed below:

	2012	2011
Cash equivalents and short-term investments	$(13)	$—
Equity investments	633,556	(1,147,573)
Mutual funds	322,778	(575,609)
Collective trusts and other investments	1,527,788	(184,848)

	$2,484,109	$(1,908,030)

(4)   Guaranteed Investment Contracts

  The Plan's BNY Mellon Stable Value Fund (Fund) invests in fully benefit-responsive investment contracts, including traditional GICs, synthetic GICs and separate account GICs issued by insurance companies and consists of insurance contracts, wrapper contracts, and short-term investments.

  Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund's investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

  Synthetic GICs consist of two parts: an underlying investment owned directly by the Plan and a "wrapper" contract purchased from an insurance company. The wrapper contract guarantees full payment of principal and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

  Gains and losses in the fair value of the underlying investments, relative to the wrapper contract value, are represented on the statements of net assets available for benefits as "adjustment from fair value to contract value for fully benefit-responsive investment contracts". If the adjustment amount is positive, this indicates that the wrapper contracts' values are greater than the fair value of the underlying investments. If the adjustment amount is negative, this indicates that the wrapper contracts' values are less than the fair value of the underlying investments. The embedded fair value gains (losses) will be amortized in the future through a higher (lower) interest crediting rate, respectively.

  There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2012 and 2011 ranged from 0.61% to 4.76% and from 2.40% to 5.88%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2012 and 2011, the fair value of GICs amounted to $2.48 million

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

  and $2.67 million, respectively. The fair value of the wrapper contracts amounted to $450 and $2,994 at December 31, 2012 and 2011, respectively.

  An investment contract is considered fully benefit-responsive if all of the following criteria are met:

    •
    The investment contract is between the fund and the issuer, and the contract cannot be sold or assigned.

    •
    The contract issuer must be obligated to repay principal and interest to participants in the fund, or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

    •
    All permitted participant-initiated transactions occur at contract value, without limitations.

    •
    An event that limits the ability of the participant to transact at contract value is not probable.

    •
    The fund must allow participants reasonable access to their funds.

  The Plan's management has concluded the GICs to be fully benefit-responsive investment contracts and has reported such contracts at fair value, with an appropriate adjustment to contract value.

  The Fund owns units of the State Street Short-Term Investment Fund, which serves as the Fund's short-term liquidity vehicle.

  The statements of net assets available for benefits of the Plan are prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses on the underlying investments. The crediting interest rate is calculated on a quarterly basis, as defined in the following table:

	2012	2011
Portfolio characteristics:
Average yield earned by entire fund	2.62%	3.04%
Return on assets for 12 months	2.84%	3.53%
Current crediting rate	2.84%	3.24%
Effective duration in years	3.06	3.24

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2012.

	December 31, 2012
Issuer	S&P/ Moodys Ratings	Yield	GIC Fair value	Wrapper contract fair value	Adjustment to contract value	Contract value
AIG Financial Products Contract No. 725840	AA/Aa1	4.71%	$362,156	$(588)	$(43,848)	$317,720
ING Life & Annuity Company Contact No. 60266	AA-/Aa2	3.27	418,166	893	(24,849)	394,210
ING Life & Annuity Company Contact No. 60385	A-/A3	0.61	29,600	—	(1)	29,599
Met Life Contract No. 32645	AA-/Aa3	0.93	53,958	—	(33)	53,925
Natixis Financial Products Contract No. WR1937-02	AA+/Aaa	1.35	137,739	158	(1,975)	135,922
New York Life Contract No. 29038	AA+/Aaa	2.86	222,789	—	(12,312)	210,477
New York Life Contract No. 34360	AA+/Aaa	1.02	44,153	—	(140)	44,013
Principal Life Contract No. 18274	A+/Aa3	1.25	96,460	—	(305)	96,155
Protective Life Insurance	AA-/A2	0.85	96,538	—	(23)	96,515
Prudential GA-62194	AA/Aa1	2.53	605,809	(192)	(25,697)	579,920
Royal Bank of Canada Contract No. Citigroup01	AA/Aa1	4.76	416,334	179	(54,222)	362,291

Total			$2,483,702	$450	$(163,405)	$2,320,747

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2011.

	December 31, 2011
Issuer	S&P/ Moodys Ratings	Yield	GIC Fair value	Wrapper contract fair value	Adjustment to contract value	Contract value
AIG Financial Products Contract No. 725840	AA/Aa3	4.63%	$437,440	$(699)	$(37,945)	$398,796
ING Life & Annuity Company Contract No. 60266	AA/Aa2	3.48	442,526	1,049	(22,148)	421,427
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	5.88	38,198	9	(962)	37,245
Natixis Financial Products Contract No. WR1937-01	AA+/Aaa	2.40	557,356	244	(3,766)	553,834
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	4.70	16,921	9	(354)	16,576
Prudential GA-62194	AA/Aa1	2.97	648,557	395	(22,566)	626,386
Royal Bank of Canada Contract No. Citigroup01	AA/Aa3	4.74	532,799	1,987	(49,229)	485,557

Total			$2,673,797	$2,994	$(136,970)	$2,539,821

(5)   Fair Value Measurements

  FASB ASC 820, Fair Value Measurements, provides a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

    •
    Level 1—Quoted prices for identical instruments in active markets.

    •
    Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

    •
    Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

  This hierarchy requires the Plan's management to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

  The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

  As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

  The table below categorizes the Plan's investments by level within the fair value hierarchy as of December 31, 2012.

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash equivalents and short-term investments	$3,858,398	$10,362	$—	$3,868,760
U.S. equities
Large cap companies	1,767,671	—	—	1,767,671
Mid cap companies	111,899	—	—	111,899
Small cap companies	67,998	—	—	67,998
Non-U.S. equities	353,459	—	—	353,459
Mutual funds
Non-U.S. equity funds	1,844,118	—	—	1,844,118
U.S. equity funds	53	—	—	53
Non-U.S. fixed income funds	322,393	—	—	322,393
High yield bond funds	439,875	—	—	439,875
Global allocation funds	88,608	—	—	88,608
Collective trusts and other investments
Balanced funds	—	3,075,974	—	3,075,974
Commodity funds	—	80,910	—	80,910
Real estate funds	—	128,071	—	128,071
Non-U.S. fixed income funds	—	169,887	—	169,887
U.S. fixed income funds	—	1,441,424	—	1,441,424
Non-U.S. equity funds	—	2,427,837	—	2,427,837
U.S. equity funds	—	6,098,302	—	6,098,302
Guaranteed investment contracts	—	2,483,702	—	2,483,702
Wrapper contracts	—	—	450	450

Investments, at fair value	$8,854,472	$15,916,469	$450	$24,771,391

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

  The table below categorizes the Plan's investments by level within the fair value hierarchy as of December 31, 2011.

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash equivalents and short-term investments	$3,740,921	$411,041	$—	$4,151,962
U.S. equities
Large cap companies	1,389,477	—	—	1,389,477
Mid cap companies	99,018	—	—	99,018
Small cap companies	86,039	—	—	86,039
Non-U.S. equities	334,785	—	—	334,785
Mutual funds
Non-U.S. equity funds	1,749,331	—	—	1,749,331
U.S. equity funds	137	—	—	137
Non-U.S. fixed income funds	212,374	—	—	212,374
High yield bond funds	358,920	—	—	358,920
Global allocation funds	26,202	—	—	26,202
Collective trusts and other investments
Balanced funds	—	2,693,109	—	2,693,109
Commodity funds	—	91,843	—	91,843
Real estate funds	—	111,582	—	111,582
Non-U.S. fixed income funds	—	99,001	—	99,001
U.S. fixed income funds	—	1,269,865	—	1,269,865
Non-U.S. equity funds	—	1,589,144	—	1,589,144
U.S. equity funds	—	4,643,391	—	4,643,391
Guaranteed investment contracts	—	2,673,797	—	2,673,797
Wrapper contracts	—	—	2,994	2,994

Investments, at fair value	$7,997,204	$13,582,773	$2,994	$21,582,971

  The table below sets forth a summary of changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2012.

Level 3 Investments at Fair Value
Year Ended December 31, 2012

	Wrapper Contracts	Total
Balance, beginning of year	$2,994	2,994

Unrealized losses relating to instruments still held at the reporting date	(2,544)	(2,544)

Balance, end of year	$450	450

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

  The table below sets forth a summary of changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2011.

Level 3 Investments at Fair Value
Year Ended December 31, 2011

	Wrapper Contracts	Other Investments	Total
Balance, beginning of year	$5,262	50	$5,312
Unrealized gains/(losses) relating to instruments still held at the reporting date	(2,268)	—	(2,268)
Settlements	—	(50)	(50)

Balance, end of year	$2,994	—	$2,994

  There were no significant transfers of investments between levels during the years ended December 31, 2012 and 2011. There were no changes in the fair value methodology used at December 31, 2012 and 2011.

(6)   Administrative Expenses

  Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants' investment balances and are reflected in the value of their participant accounts.

  Any expenses not borne by the Plan are paid by the Company.

(7)   Risk and Uncertainties

  The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

  The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections and one election that is closed to new contributions. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.

  Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

  At December 31, 2012 and 2011, approximately 6% and 5%, respectively, of the Plan's total investments were invested in Citigroup Inc. common stock. The underlying value of the Company stock is subject to operational and market risks.

(8)   Party-in-Interest Transactions

  Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company. The Plan's investment in the Citigroup Common Stock Fund was $1.5 million and $1.2 million at December 31, 2012 and December 31, 2011, respectively.

  The Plan held direct investments in the Company's common stock of $6,121 and $2,962, at December 31, 2012 and December 31, 2011, respectively. In 2012 and 2011, the Company paid $1,763 and $1,398, respectively, for dividend on common stocks held directly to the participants.

  Certain Plan investments are shares of commingled trust funds managed by State Street Corporation. At December 31, 2012 and 2011, the Plan held $15,706 and $143,962, respectively, of the State Street Short-Term Investment Fund. The Plan held direct investments in State Street Corporation's common stock of $4,611 and $3,604 at December 31, 2012 and 2011, respectively.

  These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

(9)   Tax Status

  The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 2, 2003 that the Plan and related trust are established in accordance with applicable sections of the PRIRC and, therefore, qualify as exempt from taxes under Section 1165(a) of the PRIRC. The Plan was amended and restated effective January 1, 2009. Effective January 1, 2011, the Plan was amended and restated together with the appendices attached thereto to reflect the adoption of the 2011 PRIRC and includes amendments adopted after January 1, 2009. Effective January 1, 2012, the Plan was amended and restated to reflect later amendments to the 2011 PRIRC. On May 3, 2013, the Plan applied to the Puerto Rico taxing authority for a determination letter that the 2011 amended and restated Plan document meets the applicable requirements of the PRIRC. Although the Plan has been amended since receiving the determination letter, the Plan's Administrator and the Plan's legal counsel believe that the Plan, as amended, continues to be qualified as tax-exempt, and continues to operate in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan's financial statements.

  Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan management has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

  In June 2009, the Company's board of directors adopted the "Tax Benefits Preservation Plan" (the "Rights Plan") in order to preserve the Company's ability to utilize certain tax benefits. Pursuant

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

  to the Rights Plan, the Company's board of directors declared a dividend of one preferred stock purchase right (a "Right") of one share of Citigroup Inc. stock ("Company Stock").

  Although the Company Stock held in the Plan satisfied the definition of a "qualifying employer security" under ERISA Section 407(d)(5), the Rights may not satisfy this definition. Further, ERISA Section 407(a)(2) prohibits a fiduciary who has authority or discretion to control or manage the assets of a plan to permit the plan to hold any "employer security" that violates ERISA Section 407(a).

  On December 9, 2009, the Company filed a request for an individual exemption with the Department of Labor (the "DOL"), and amended the exemption request on January 27, 2010 to reflect comments received from the DOL. The Company requested retroactive relief from the ERISA prohibitions set forth in Title I of ERISA for the acquisition and holding of the Rights by the Plan. The Company also requested relief from the prohibitions, as set forth in Code Section 4975(c)(1)(A) through (E), for the acquisition of the Rights by the Plan. The DOL issued the requested exemption on February 17, 2011, which was effective for the period June 22, 2009 (the date the Rights were issued) through June 10, 2012 (the expiration date of the Rights). The Rights expired on June 10, 2012.

  On March 21, 2011, the Company announced a 1-for-10 reverse stock split of Company stock effective after the close of trading on May 6, 2011. The Company stock began trading on a split adjusted basis on the New York Stock Exchange at the opening of trading on May 9, 2011. The Company stock held in the Citigroup Common Stock Fund uses unitized accounting methodology. When a participant invests in the Citigroup Common Stock Fund, he or she owns a unit of the fund, not actual shares of the Company. The reverse stock split has been reflected in the Citigroup Common Stock Fund since May 9, 2011, which reduced the equivalent units held in participant's Plan account by a factor of 10. Subsequent to May 9, 2011, all units in the Citigroup Common Stock Fund reflect the Company's common stock after the reverse stock split.

(10) Plan Termination

  Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the affected participants' accounts shall become 100% vested and, therefore, will not be subject to forfeiture.

(11) Pending Litigation

  Between October 28 and December 8, 2011, four putative class actions were filed in the Southern District of New York asserting claims under ERISA—Geroulo v. Citigroup Inc., Ehrbar v. Citigroup Inc., Muehlgay v. Citigroup Inc., and Winfield v. Citigroup Inc.—against the Company, the Plan's administration and investment committee, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints assert similar claims under ERISA and are brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from November 2008 through March 5, 2009. These complaints are similar to the ones brought in the fourth quarter of 2007, as discussed below, which the Second Circuit Court of Appeals upheld the dismissal of, in that they allege that it was

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

  imprudent to allow Plan assets to be invested in Company common stock due to the financial condition of the Company during this time period. In these most recent cases, however, the plaintiffs allege that the defendants knew or should have known that due to the deterioration of the Company's financial condition during this time period, the Company was in dire straits. In December 2011, plaintiffs moved to consolidate these cases; briefing on the motions was coordinated and completed in January 2012. The consolidated complaint was filed on September 14, 2012 and alleges a class period of January 16, 2008 through March 5, 2009. Defendants' motion to dismiss was filed on November 14, 2012. Rather than opposing the motion to dismiss, plaintiffs filed an amended complaint on January 11, 2013. Defendants filed a motion to dismiss on March 8, 2013.

  During the fourth quarter of 2007, fourteen putative class actions were filed in the Southern District of New York (the Court) asserting claims under ERISA against the Company, the Plan's administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 through January 15, 2008, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company's stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On November 21, 2008, defendants filed a motion to dismiss the compliant. On January 22, 2008, thirteen actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed. On December 16, 2008, the fourteenth action was consolidated into this litigation. On April 4, 2009, the Court heard an oral argument on the motion. On August 31, 2009, the Court dismissed the case. An appeal was filed in the U.S. Court of Appeals for the Second Circuit on September 8, 2009, and oral argument was held on September 28, 2010. On October 19, 2011, the Second Circuit upheld the lower-court's decision dismissing the case. The Second Circuit held, in part, that there was no breach of fiduciary duty when Company stock was continued to be offered as an investment option during a period when the Company was incurring losses due to subprime mortgages, nor was there a failure to disclose the Company's subprime exposure to ERISA plan beneficiaries. By an order dated February 23, 2012, the Second Circuit denied appellants (plaintiffs in the original case) Motion for Rehearing. The appellants' petition for a writ of certiorari was filed with the Supreme Court on June 22, 2012. The Supreme Court denied cert on October 15, 2012.

(12) Subsequent Events

  The Plan's management evaluated subsequent events through the date on which the financial statements were issued and determined that no additional disclosures were required.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2012 and 2011

(13) Reconciliation of Financial Statements to Form 5500

  The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$29,340,681	$26,845,376
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	163,405	136,970

Net assets available for benefits per the Form 5500	$29,504,086	$26,982,346

Net increase in net assets available for benefits per the financial statements	$2,495,305	$1,080,237
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(136,970)	(117,771)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	163,405	136,970

Net increase in net assets per Form 5500	$2,521,740	$1,099,436

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
Cash equivalents and short-term investments
BLACKROCK T-FUND	3,384,475		3,384,475	3,384,475
BNY MELLON STABLE VALUE FUND'S SHORT-TERM INVESTMENT FUND	296,067	0.06	296,067	296,067
INDIAN RUPEE	21,626		395	395
NEW TAIWAN DOLLAR	28,177		963	970
*STATE STREET SHORT-TERM INVESTMENT FUND	15,706	0.15	15,706	15,706
US DOLLAR	171,147		171,147	171,147

Total cash equivalents and short-term investments			3,868,753	3,868,760

U.S. equities
Large Cap companies
ALTRIA GROUP INC	185		4,527	5,801
AMERICAN EXPRESS CO	124		6,110	7,119
AMERIPRISE FINANCIAL INC	63		2,454	3,949
ATT INC	181		6,377	6,103
BANK OF AMERICA CORP	599		12,061	6,944
BAXTER INTERNATIONAL INC	89		4,711	5,933
CA INC	197		5,105	4,325
CAPITAL ONE FINANCIAL CORP	209		6,912	12,111
CARDINAL HEALTH INC	109		3,430	4,507
CHEVRON CORP	40		4,255	4,321
CHUBB CORP	50		2,841	3,766
*CITIGROUP COMMON STOCK FUND	38,017		3,596,040	1,503,945
*CITIGROUP INC	155		6,391	6,121
CONOCOPHILLIPS	104		5,758	6,040
DISCOVER FINANCIAL SERVICES	132		2,647	5,081
EATON CORP PLC	93		4,806	5,050
EMERSON ELECTRIC CO	102		4,964	5,406
ENTERGY CORP	42		3,922	2,692
FIFTH THIRD BANCORP	372		4,509	5,655
GENERAL ELECTRIC CO	221		3,818	4,639
HONEYWELL INTERNATIONAL INC	96		5,060	6,106
ILLINOIS TOOL WORKS	112		6,130	6,840
INTL BUSINESS MACHINES CORP	24		2,634	4,679
JOHNSON + JOHNSON	111		7,111	7,779
JPMORGAN CHASE CO	192		7,878	8,427
LORILLARD INC	16		1,238	1,854
MARATHON OIL CORP	197		4,892	6,027
MEDTRONIC INC	164		6,223	6,719
MICROSOFT CORP	219		4,551	5,846
MULTI FINELINE ELECTRONIX IN	2		50	42
NTELOS HOLDINGS CORP	18		350	235
OCCIDENTAL PETROLEUM CORP	79		5,026	6,079
OMNOVA SOLUTIONS INC	41		310	285
OPLINK COMMUNICATIONS INC	9		146	140

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
ORBITZ WORLDWIDE INC	19		80	52
OREXIGEN THERAPEUTICS INC	10		68	54
OTTER TAIL CORP	8		190	201
PC CONNECTION INC	1		6	6
PENN REAL ESTATE INVEST TST REIT	17		275	295
PENTAIR LTD REGISTERED	121		5,114	5,938
PEREGRINE SEMICONDUCTOR CORP	4		61	56
PERICOM SEMICONDUCTOR CORP	14		110	114
PFIZER INC	316		6,973	7,934
PHILIP MORRIS INTERNATIONAL	66		3,373	5,544
PHILLIPS 66	71		2,434	3,746
PNC FINANCIAL SERVICES GROUP	91		4,471	5,278
RAYTHEON COMPANY	105		4,985	6,039
REYNOLDS AMERICAN INC	52		1,711	2,154
ROSETTA RESOURCES INC	5		214	218
SAIA INC	5		114	125
SKECHERS USA INC CLASS A	24		427	441
SMITH (A.O.) CORP	3		179	189
SMITH WESSON HOLDING CORP	39		408	329
SPIRIT REALTY CAPITAL INC REIT	20		346	354
STAGE STORES INC	16		363	385
STANLEY BLACK & DECKER INC	139		7,828	10,254
*STATE STREET CORPORATION	98		4,452	4,611
TARGET CORP	67		3,565	3,944
TEXAS INSTRUMENTS INC	159		4,475	4,904
TYCO INTERNATIONAL LTD	210		5,800	6,154
UNITEDHEALTH GROUP INC	106		4,836	5,773
UTAH MEDICAL PRODUCTS INC	2		57	60
VERIZON COMMUNICATIONS INC	112		4,338	4,851
WALGREEN CO	138		4,654	5,116
WELLPOINT INC	86		6,245	5,261
WELLS FARGO CO	197		6,258	6,725

Total Large Cap Companies			3,827,647	1,767,671

Mid Cap Companies
ALASKA AIR GROUP INC	16		565	676
ALLSCRIPTS HEALTHCARE SOLUTION	20		212	185
AVERY DENNISON CORP	9		232	298
BROCADE COMMUNICATIONS SYS	29		171	152
BROWN + BROWN INC	28		539	711
CAMBREX CORP	34		334	383
CENTERPOINT ENERGY INC	164		2,704	3,157
CHIMERA INVESTMENT CORP REIT	359		1,144	936
CIGNA CORP	108		4,237	5,750
CINEMARK HOLDINGS INC	7		156	185
CITY NATIONAL CORP	2		83	102
CON WAY INC	19		573	516

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
COPA HOLDINGS SA CLASS A	3		326	335
DANA HOLDING CORP	7		98	107
DISCOVERY LABORATORIES INC	131		394	276
EAST WEST BANCORP INC	13		242	276
FIRST HORIZON NATIONAL CORP	74		751	738
FIRST NIAGARA FINANCIAL GRP	36		324	282
FOREST OIL CORP	16		185	105
HANESBRANDS INC	147		3,699	5,250
HASBRO INC	97		3,354	3,494
HATTERAS FINANCIAL CORP REIT	8		198	190
HCC INSURANCE HOLDINGS INC	20		493	761
INTL GAME TECHNOLOGY	388		5,740	5,493
JABIL CIRCUIT INC	29		523	555
LEXMARK INTERNATIONAL INC A	6		120	130
MARKET VECTORS JUNIOR GOLD MIN	28		745	558
MASCO CORP	321		4,409	5,344
MASTEC INC	13		290	316
MERCADOLIBRE INC	18		1,147	1,398
MERCURY GENERAL CORP	3		154	136
MFA FINANCIAL INC REIT	36		248	289
MICROCHIP TECHNOLOGY INC	181		4,573	5,900
MOLEX INC	188		3,931	5,154
NEW YORK COMMUNITY BANCORP	442		6,264	5,790
NORTEK INC	7		392	488
OCEANEERING INTL INC	4		136	224
OMEGA HEALTHCARE INVESTORS REIT	18		387	419
OMNICARE INC	152		4,675	5,503
ON SEMICONDUCTOR CORPORATION	85		633	600
ONEOK INC	42		1,152	1,789
PARAMETRIC TECHNOLOGY CORP	27		593	612
PDL BIOPHARMA INC	20		139	139
PENN VIRGINIA CORP	29		133	128
PEOPLE S UNITED FINANCIAL	491		5,901	5,939
PILGRIM S PRIDE CORP	60		411	436
PINNACLE WEST CAPITAL	19		738	965
POZEN INC	33		204	166
RANGE RESOURCES CORP	8		315	479
RAYMOND JAMES FINANCIAL INC	19		459	735
RENT A CENTER INC	99		2,993	3,390
REPUBLIC AIRWAYS HOLDINGS IN	38		214	217
RLJ LODGING TRUST REIT	9		172	181
ROCK TENN COMPANY CLASS A	12		740	816
ROCKWOOD HOLDINGS INC	137		6,081	6,762
ROVI CORP	27		398	418
ROYAL GOLD INC	6		325	474
SANDERSON FARMS INC	11		491	526

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
SAREPTA THERAPEUTICS INC	7		172	188
SCHWEITZER MAUDUIT INTL INC	7		240	274
SLM CORP	555		12,943	9,511
SOLARWINDS INC	1		22	31
SPX CORP	88		5,337	6,204
STEEL DYNAMICS INC	7		97	101
SUNSTONE HOTEL INVESTORS INC REIT	40		379	424
TELLABS INC	27		92	62
TENNECO INC	9		266	310
TIDEWATER INC	20		1,075	903
TOWERS WATSON CO CLASS A	11		574	610
TW TELECOM INC	11		181	285
UNITED STATES STEEL CORP	9		241	220
US AIRWAYS GROUP INC	49		598	659
VISHAY INTERTECHNOLOGY INC	31		332	333
WESTERN ALLIANCE BANCORP	0		3	1
WMS INDUSTRIES INC	4		70	78
XYLEM INC	66		2,343	1,801
YANDEX NV	119		2,879	2,570

Total Mid Cap Companies			104,684	111,899

Small Cap Companies
1ST UNITED BANCORP INC NORTH	23		142	146
AARON S INC	19		500	539
ABM INDUSTRIES INC	19		407	380
ACADIA PHARMACEUTICALS INC	24		115	114
ACCELRYS INC	19		171	171
ACCO BRANDS CORP	90		657	659
ACORDA THERAPEUTICS INC	10		266	260
ACTUANT CORP A	7		156	197
ACTUATE CORP	7		46	40
ADAMS RESOURCES ENERGY INC	3		139	100
AEP INDUSTRIES INC	8		467	467
AFFYMAX INC	12		286	235
AGENUS INC	21		116	84
ALERE INC	11		211	211
ALLIANCE FIBER OPTIC PRODUCT	7		84	87
ALLIED HEALTHCARE PRODUCTS	58		216	153
ALLSCRIPTS HEALTHCARE SOLUTION	36		355	341
ALON USA ENERGY INC	28		349	498
AMBARELLA INC	13		127	145
AMERICAN STATES WATER CO	9		380	430
AMERISTAR CASINOS INC	8		175	220
AMN HEALTHCARE SERVICES INC	9		94	107
AMSURG CORP	10		274	298
ANIKA THERAPEUTICS INC	9		107	88
ANN INC	5		166	162

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
ANWORTH MORTGAGE ASSET CORP REIT	22		137	125
ARENA PHARMACEUTICALS INC	10		86	87
ARGAN INC COMMON STOCK	23		355	409
ARRAY BIOPHARMA INC	53		242	196
ARRIS GROUP INC	69		836	1,031
ARTIO GLOBAL INVESTORS INC	68		447	129
AUXILIUM PHARMACEUTICALS INC	11		204	208
AVG TECHNOLOGIES	32		383	499
BALLANTYNE STRONG INC	48		292	159
BANCORP INC/THE	12		86	128
BARRETT BUSINESS SVCS INC	12		233	438
BBCN BANCORP INC	6		33	67
BELO CORPORATION A	34		248	263
BIGLARI HOLDINGS INC	1		175	201
BLOUNT INTERNATIONAL INC	35		542	551
BLUCORA INC	23		224	357
BOFI HOLDING INC	4		116	122
BOISE INC	47		350	376
CACI INTERNATIONAL INC CLASS A	8		428	445
CAMBIUM LEARNING GROUP INC	38		92	42
CANTEL MEDICAL CORP	2		48	48
CAPSTEAD MORTGAGE CORP REIT	24		268	272
CASELLA WASTE SYSTEMS INC A	139		1,204	610
CATHAY GENERAL BANCORP	24		416	473
CAVCO INDUSTRIES INC	10		360	482
CBL + ASSOCIATES PROPERTIES REIT	20		328	435
CENTENE CORP	15		605	608
CENTURY CASINOS INC	130		465	369
CHARLES RIVER LABORATORIES	10		318	373
CHEMICAL FINANCIAL CORP	16		320	375
CINCINNATI BELL INC	66		223	363
CLEAN ENERGY FUELS CORP	5		66	61
COHERENT INC	7		243	369
COINSTAR INC	19		835	991
COLUMBIA BANKING SYSTEM INC	24		426	436
COOPER TIRE + RUBBER	26		402	650
CORINTHIAN COLLEGES INC	63		182	153
CRACKER BARREL OLD COUNTRY	1		83	94
CRAY INC	43		395	680
CREXUS INVESTMENT CORP REIT	27		293	329
CROSS COUNTRY HEALTHCARE INC	27		240	131
CUBIST PHARMACEUTICALS INC	2		78	83
CULP INC	2		23	24
CVR ENERGY INC	11		340	552
DATALINK CORP	50		456	426
DELEK US HOLDINGS INC	5		80	139

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
DELUXE CORP	19		442	609
DICE HOLDINGS INC	17		156	160
DOLAN CO/THE	35		357	137
DXP ENTERPRISES INC	10		251	505
DYCOM INDUSTRIES INC	24		381	469
EMERGENT BIOSOLUTIONS INC	27		392	437
EMPIRE RESORTS INC	25		132	59
ENCORE WIRE CORP	0		13	15
ENDOCYTE INC	26		262	237
ENSIGN GROUP INC/THE	6		126	165
ENTEROMEDICS INC	68		135	189
EXPRESS INC	3		31	42
EZCORP INC	18		425	366
FAIR ISAAC CORP	13		370	551
FINISH LINE/THE	14		271	256
FULL HOUSE RESORTS INC	26		109	89
FULTON FINANCIAL CORP	21		197	203
FUTUREFUEL CORP	34		387	405
GENERAC HOLDINGS INC	14		381	465
GENMARK DIAGNOSTICS INC	20		116	179
GENTEX CORP	25		502	461
GENTIVA HEALTH SERVICES	20		294	206
GEO GROUP INC/THE	10		228	279
GLACIER BANCORP INC	11		152	165
GLOBAL CASH ACCESS HOLDINGS	64		346	499
GLOBAL PAYMENTS INC	14		604	622
GOLUB CAPITAL BDC INC	12		192	196
GRAFTECH INTERNATIONAL LTD	22		293	211
GRAN TIERRA ENERGY INC	80		422	440
HANOVER INSURANCE GROUP INC/	12		443	461
HARDINGE INC	27		265	270
HEALTHCARE SERVICES GROUP	7		90	152
HELIX ENERGY SOLUTIONS GROUP	21		481	437
HELMERICH + PAYNE	2		91	133
HILL INTERNATIONAL INC	108		651	395
HILL ROM HOLDINGS INC	9		263	253
HILLTOP HOLDINGS INC	15		159	198
HUNTINGTON INGALLS INDUSTRIE	10		400	442
IBERIABANK CORP	18		881	881
IDT CORP CLASS B	15		167	145
INFINITY PHARMACEUTICALS INC	2		14	72
INSIGHT ENTERPRISES INC	5		96	92
INTEGRATED ELECTRICAL SERVIC	43		226	200
INTERMEC INC	36		669	358
INVACARE CORP	19		395	302
ION GEOPHYSICAL CORP	48		260	314

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
ITT CORP	33		784	782
JETBLUE AIRWAYS CORP	45		273	259
JOHN BEAN TECHNOLOGIES CORP	37		639	666
KAPSTONE PAPER AND PACKAGING	22		410	499
KB HOME	2		16	27
KELLY SERVICES INC A	38		616	597
KEY ENERGY SERVICES INC	20		210	142
KULICKE + SOFFA INDUSTRIES	41		407	489
LA Z BOY INC	7		94	101
LANDEC CORP	8		96	80
LYDALL INC	6		72	81
MATRIX SERVICE CO	38		403	435
MEDASSETS INC	28		279	470
MEDIFAST INC	17		413	457
MENTOR GRAPHICS CORP	29		457	495
MIDSTATES PETROLEUM CO INC	57		423	393
MITCHAM INDUSTRIES INC	9		112	123
MOLINA HEALTHCARE INC	15		350	399
MONEYGRAM INTERNATIONAL INC	19		306	251
MONOTYPE IMAGING HOLDINGS IN	6		76	103
MOTORCAR PARTS OF AMERICA IN	28		206	183
MOVADO GROUP INC	11		175	334
MULTIMEDIA GAMES HOLDING CO	18		173	267
MYR GROUP INC/DELAWARE	16		280	356
NACCO INDUSTRIES CLASS A	4		168	246
NELNET INC CLASS A	16		356	490
NETSCOUT SYSTEMS INC	22		432	584
NEUTRAL TANDEM INC	16		184	42
NEWPARK RESOURCES INC	57		602	447
NOBILITY HOMES INC	38		316	187
NORTHWEST BANCSHARES INC	3		30	34
NU SKIN ENTERPRISES INC A	7		237	254
OFFICIAL PAYMENTS HOLDINGS I	93		686	526
OLD NATIONAL BANCORP	7		82	86
OLD REPUBLIC INTL CORP	29		298	306
OMEGA PROTEIN CORP	8		105	48
OMNICELL INC	17		238	253
ORASURE TECHNOLOGIES INC	73		606	525
ORIGEN FINANCIAL INC REIT	105		224	152
OSI SYSTEMS INC	7		266	460
OUTDOOR CHANNEL HOLDINGS INC	2		13	14
PACER INTERNATIONAL INC	24		139	95
PACIFIC PREMIER BANCORP INC	20		75	203
PALOMAR MEDICAL TECHNOLOGIES	24		201	219
PANTRY INC	21		304	253
PARK OHIO HOLDINGS CORP	9		185	192

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
PARK STERLING CORP	7		46	39
PATRICK INDUSTRIES INC	11		121	174
PETROQUEST ENERGY INC	3		18	17
PHARMACYCLICS INC	6		300	352
PHI INC NON VOTING	6		134	193
PHI INC VOTING	2		40	52
POSTROCK ENERGY CORP	26		159	38
POWER ONE INC	113		648	465
PREMIERE GLOBAL SERVICES INC	88		744	865
PRESTIGE BRANDS HOLDINGS INC	11		103	224
PRIMORIS SERVICES CORP	35		316	527
PS BUSINESS PARKS INC/CA REIT	3		201	223
REDWOOD TRUST INC REIT	15		211	251
REPUBLIC BANCORP INC CLASS A	1		33	29
REX AMERICAN RESOURCES CORP	15		254	281
RICK S CABARET INTL INC	26		261	211
ROVI CORP	28		424	433
RTI BIOLOGICS INC	64		281	272
RUE21 INC	2		65	69
SAIA INC	7		138	152
SANMINA CORP	44		401	493
SELECT COMFORT CORPORATION	6		156	159
SINCLAIR BROADCAST GROUP A	25		264	309
SKILLED HEALTHCARE GROU CLASS A	14		89	89
SKYLINE CORP	10		258	42
SPARTON CORP	8		110	113
STANDARD MOTOR PRODS	20		392	440
STANDEX INTERNATIONAL CORP	5		190	255
STEELCASE INC CLASS A	25		228	320
STERLING BANCORP N Y	10		88	87
STERLING CONSTRUCTION CO	18		243	178
SWIFT TRANSPORTATION CO	10		88	91
SYKES ENTERPRISES INC	47		757	719
SYNERGY PHARMACEUTICALS INC	15		67	77
SYNNEX CORP	20		617	700
SYNTA PHARMACEUTICALS CORP	5		51	49
TASER INTERNATIONAL INC	3		24	26
TELECOMMUNICATION SYSTEMS A	38		174	94
TELENAV INC	36		349	291
TELETECH HOLDINGS INC	44		722	786
TENNECO INC	14		411	475
THL CREDIT INC	51		718	753
TOWER INTERNATIONAL INC	8		139	68
TREX COMPANY INC	5		152	188
TRIANGLE CAPITAL CORP	9		225	228
TRIANGLE PETROLEUM CORP	32		188	192

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
TRIMAS CORP	12		234	322
UMH PROPERTIES INC REIT	41		428	419
UNIFI INC	6		73	72
UNISYS CORP	26		549	458
UNITED ONLINE INC	78		482	434
UNITED STATES LIME MINERAL	1		62	57
UNIVEST CORP OF PENNSYLVANIA	3		62	58
USANA HEALTH SCIENCES INC	10		376	325
VAALCO ENERGY INC	18		126	153
VALASSIS COMMUNICATIONS INC	18		454	460
VALUECLICK INC	23		386	454
VERIFONE SYSTEMS INC	15		439	433
VERINT SYSTEMS INC	6		164	171
VIAD CORP	3		78	88
VIVUS INC	5		68	68
VONAGE HOLDINGS CORP	53		235	125
WASHINGTON FEDERAL INC	6		99	108
WAUSAU PAPER CORP	14		121	119
WD 40 CO	3		114	131
WEB.COM GROUP INC	8		106	112
WEIGHT WATCHERS INTL INC	8		366	398
WESTERN REFINING INC	20		360	561
WILLBROS GROUP INC	51		611	276
WILLIS LEASE FINANCE CORP	1		12	12
WINTRUST FINANCIAL CORP	16		522	600
XO GROUP INC	37		327	347
ZIONS BANCORPORATION	15		291	330

Total Small Cap Companies			65,490	67,998

Total U.S. Equities			3,997,821	1,947,568

Non-U.S. Equities
AAC TECHNOLOGIES HOLDINGS	274		560	956
ADVANCED INFO SERVICE FOR RG	365		1,793	2,491
AIRCASTLE LTD	32		390	406
ALKERMES PLC	17		313	310
AMARIN CORPORATION PLC	20		228	160
ARCELIK AS	230		1,147	1,506
ARGO GROUP INTERNATIONAL	17		580	578
ASIAN PAINTS LTD	13		882	1,014
ASPEN PHARMACARE HOLDINGS LT	89		1,164	1,767
ASTRA INTERNATIONAL TBK PT	5,388		3,420	4,249
ASUSTEK COMPUTER INC	418		4,150	4,701
AVI LTD	99		579	699
BAIDU INC SPON ADR ADR	15		1,936	1,502
BAJAJ AUTO LTD	68		2,082	2,650
BANCO LATINOAMERICANO COME E	21		347	444

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
BANCO SANTANDER CHILE ADR	52		1,574	1,480
BANK RAKYAT INDONESIA PERSER	5,911		3,077	4,262
BEC WORLD PCL FOREIGN	1,140		1,885	2,645
BELLE INTERNATIONAL HOLDINGS	735		1,112	1,595
BERRY PLASTICS GROUP INC	4		65	66
BIDVEST GROUP LTD	59		1,313	1,501
BIM BIRLESIK MAGAZALAR AS	16		482	764
BIODELIVERY SCIENCES INTL	45		215	195
BLOOMIN BRANDS INC	3		48	50
BP PLC SPONS ADR ADR	143		6,529	5,953
BR MALLS PARTICIPACOES SA	269		3,142	3,543
BR PROPERTIES SA	86		924	1,070
BRILLIANCE CHINA AUTOMOTIVE	2,757		2,934	3,404
BROWN SHOE COMPANY INC	25		327	458
CAFEPRESS INC	11		95	66
CAPITAL SENIOR LIVING CORP	4		77	79
CARDINAL FINANCIAL CORP	14		211	223
CARMIKE CINEMAS INC	19		259	285
CARNIVAL CORP	160		6,266	5,870
CATCHER TECHNOLOGY CO LTD	144		972	713
CCR SA	236		1,899	2,237
CECO ENVIRONMENTAL CORP	19		146	191
CELADON GROUP INC	24		392	440
CELLTRION INC	55		1,128	1,336
CELSION CORP	14		107	113
CFR PHARMACEUTICALS SA	2,884		695	729
CHEMTURA CORP	12		196	264
CHICAGO BRIDGE IRON NY SHR NY REG SHRS EUR	9		248	410
CHINA BLUECHEMICAL LTD H	1,130		868	758
CHINA MOBILE LTD	1,022		10,721	11,905
CHINA OVERSEAS LAND INVEST	1,078		2,947	3,213
CHINA SHENHUA ENERGY CO H	923		3,938	4,048
CIA HERING	63		1,302	1,286
CIELO SA	63		1,820	1,746
CIENA CORP	5		63	77
CIMB GROUP HOLDINGS BHD	1,694		4,498	4,227
CNOOC LTD	3,747		6,730	8,111
COCA COLA BOTTLING CO CONSOL	4		277	279
COMPANHIA DE BEBIDAS PRF ADR	184		5,896	7,742
COVENANT TRANSPORT GRP CLASS A	6		34	33
CP ALL PCL FOREIGN	1,693		1,457	2,546
CPFL ENERGIA SA ADR ADR	8		206	168
CREDICORP LTD	22		2,075	3,177
CSG SYSTEMS INTL INC	23		428	411
DEL FRISCO S RESTAURANT GROU	6		81	88

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
DIGIMARC CORP	3		83	69
DIGITAL RIVER INC	19		308	268
DINEEQUITY INC	3		160	172
DISCOVERY HOLDINGS LTD	137		922	1,004
DONGYUE GROUP	1,702		1,161	1,126
ECOPETROL SA	1,892		5,010	5,846
ELDORADO GOLD CORP	14		162	183
EMERITUS CORP	11		261	282
EMPRESA NACIONAL DE TELECOM	104		1,998	2,161
ENERGY XXI BERMUDA	1		42	45
ENERSYS	14		460	516
EPL OIL GAS INC	18		375	412
EPLUS INC	5		198	203
ETALON GROUP LTD GDR 144A GDR	131		633	601
EUROCASH SA	52		426	733
FAIRPOINT COMMUNICATIONS INC	12		85	97
FIBRA UNO ADMINISTRACION SA REIT	61		159	182
FIRST GULF BANK	595		1,634	1,905
FIRSTRAND LTD	1,325		4,346	4,841
FOMENTO ECONOMICO MEX SP ADR ADR	29		2,723	2,953
FORESTAR GROUP INC	23		344	395
FREIGHTCAR AMERICA INC	4		78	98
FRESH DEL MONTE PRODUCE INC	23		492	617
G III APPAREL GROUP LTD	7		239	223
GEORGIA GULF CORP	7		204	272
GLOBUS MEDICAL INC	19		295	196
GOLDCORP INC	9		372	343
GOLDEN EAGLE RETAIL GROUP	297		683	732
GREAT BASIN GOLD LTD	116		200	10
GREAT WALL MOTOR COMPANY	568		1,518	1,775
GRUPO FINANCIERO BANORTE O	1,009		4,979	6,491
GRUPO MEXICO SAB DE CV SER B	2,106		6,538	7,563
GUARANTY TRUST BANK	8,899		896	1,311
GUIDANCE SOFTWARE INC	4		45	47
HAIER ELECTRONICS GROUP CO	1,503		1,566	2,206
HAITIAN INTERNATIONAL HLDGS	728		687	869
HANDY + HARMAN LTD	2		34	34
HANOVER INSURANCE GROUP INC	4		144	153
HAVERTY FURNITURE	14		218	221
HDFC BANK LIMITED	192		1,849	2,375
HEADWATERS INC	47		256	401
HHGREGG INC	15		111	107
HIWIN TECHNOLOGIES CORP	76		656	555
HON HAI PRECISION INDUSTRY	1,828		6,014	5,596
HOUSING DEVELOPMENT FINANCE	202		2,842	3,058
HYSTER YALE MATERIALS	9		371	457

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
HYUNDAI MOTOR CO	27		5,258	5,591
ICU MEDICAL INC	3		141	167
IHH HEALTHCARE BHD	1,794		1,810	1,977
IMPERIAL TOBACCO GROUP ADR ADR	49		4,019	3,830
IND + COMM BK OF CHINA H	6,196		4,427	4,397
INDO TAMBANGRAYA MEGAH TBK P	274		1,462	1,183
INDUSIND BANK LTD	115		681	881
INDUSTRIES QATAR	85		3,102	3,611
INTEGRA LIFESCIENCES HOLDING	8		303	317
INTEGRATED SILICON SOLUTION	8		84	75
INTERCEPT PHARMACEUTICALS IN	2		55	56
INTERDIGITAL INC	14		581	578
INTEROIL CORP	23		1,004	1,260
INTERTAPE POLYMER GROUP INC	9		23	75
INVERSIONES LA CONSTRUCCION	32		621	619
IOCHPE MAXION S.A.	52		911	698
ITAU UNIBANCO HOLDING PREFERENCE	379		5,841	6,174
ITC LTD	819		3,465	4,281
JASA MARGA (PERSERO) TBK PT	2,216		1,311	1,253
JOHNSON OUTDOORS IN	3		63	59
JUBILANT FOODWORKS LTD	34		661	790
KAISER ALUMINUM CORP	7		406	418
KALBE FARMA TBK PT	8,805		716	968
KASIKORNBANK PCL FOREIGN	703		3,255	4,444
KIMBALL INTERNATIONAL B	34		307	395
KMG CHEMICALS INC	2		32	33
LENOVO GROUP LTD	4,867		3,512	4,402
LG HOUSEHOLD HEALTH CARE	2		788	1,113
LIFE HEALTHCARE GROUP HOLDIN	571		1,422	2,289
LOJAS RENNER S.A.	21		752	814
LSB INDUSTRIES INC	6		197	203
LUPIN LTD	65		639	729
M VIDEO	60		488	488
MAGNIT OJSC SPON GDR 144A GDR	82		2,052	2,568
MAIL RU GROUP GDR REGS GDR	19		673	656
MARRIOTT VACATIONS WORLD	12		370	486
MEDIATEK INC	265		2,612	2,947
MERRIMACK PHARMACEUTICALS IN	30		225	184
MOTHERSON SUMI SYSTEMS LTD	318		935	1,146
MR PRICE GROUP LTD	42		427	692
MRV COMMUNICATIONS INC	1		24	7
MTN GROUP LTD	162		3,066	3,399
NASPERS LTD N SHS	71		3,387	4,574
NETSOL TECHNOLOGIES INC	34		218	204
NIGERIAN BREWERIES PLC	746		577	702
NORDION INC	12		96	77

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
NUVASIVE INC	32		607	490
ODONTOPREV S.A.	140		731	734
OIL SEARCH LTD	408		2,744	2,971
ORTHOFIX INTERNATIONAL NV	11		448	442
PACIFIC RUBIALES ENERGY CORP	116		3,135	2,683
PENN WEST PETROLEUM LTD	14		163	154
PERRY ELLIS INTERNATIONAL	9		179	176
PING AN INSURANCE GROUP CO H	452		3,242	3,788
PROGRESSIVE WASTE SOLUTIONS	15		322	327
QUALICORP SA	74		696	768
QUIMICA Y MINERA CHIL SP ADR ADR	27		1,611	1,570
RAIA DROGASIL SA	69		509	773
RANDGOLD RESOURCES LTD ADR ADR	15		754	1,476
ROYAL CARIBBEAN CRUISES LTD	174		5,001	5,923
S.A.C.I. FALABELLA	139		1,220	1,430
SAMSUNG ELECTRONICS CO LTD	9		8,064	12,399
SAMSUNG ENGINEERING CO LTD	5		1,036	754
SAMSUNG FIRE MARINE INS	11		2,169	2,162
SAMSUNG HEAVY INDUSTRIES	42		1,341	1,530
SAN GOLD CORP	60		179	47
SANDSTORM GOLD LTD	56		138	654
SANDSTORM METALS ENERGY LT	447		164	216
SANDVINE CORP	273		384	358
SANOFI ADR ADR	67		2,276	3,158
SCIENTIFIC GAMES CORP A	27		182	235
SEADRILL LTD	141		4,143	5,178
SELECT MEDICAL HOLDINGS CORP	32		267	303
SHOPRITE HOLDINGS LTD	70		1,022	1,689
SIAM MAKRO PUBLIC CO FOREIGN	71		571	1,033
SILVER STANDARD RESOURCES	24		410	357
SINO BIOPHARMACEUTICAL	444		218	211
SM PRIME HOLDINGS INC	2,987		981	1,200
SONDA SA	283		739	903
SPECTRUM BRANDS HOLDINGS INC	11		354	501
STREAMLINE HEALTH SOLUTIONS	6		35	36
SUCAMPO PHARMACEUTICALS CLASS A	41		290	202
SUN ART RETAIL GROUP LTD	1,692		2,111	2,589
SUN PHARMACEUTICAL INDUS	175		1,893	2,355
TATA CONSULTANCY SVCS LTD	130		2,383	2,971
TATA MOTORS LTD	1,057		5,211	6,037
TENCENT HOLDINGS LTD	139		3,821	4,449
TEVA PHARMACEUTICAL SP ADR ADR	48		1,942	1,782
TIGER BRANDS LTD	20		719	784
TOFAS TURK OTOMOBIL FABRIKA	200		695	1,170
TOTVS SA	35		576	683
TPK HOLDING CO LTD	120		1,727	2,128

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
TRACTEBEL ENERGIA SA	93		1,450	1,511
TURKIYE HALK BANKASI	808		5,069	7,927
VODAFONE GROUP PLC SP ADR ADR	144		3,943	3,621
WANT WANT CHINA HOLDINGS LTD	1,966		1,734	2,710
WILLIS GROUP HOLDINGS PLC	121		4,369	4,064
WUXI PHARMATECH CAYMAN ADR ADR	45		579	711
XL AXIATA TBK PT	2,043		1,461	1,208
XL GROUP PLC	182		3,584	4,570
YINGDE GASES GROUP COMPANY	645		659	654

Total Non-U.S. Equities			305,257	353,459

Mutual Funds
Non-U.S. Equity Funds
DFA EMERGING MARKETS PORTFOLIO	13,995		342,280	374,372
DFA INTERNATIONAL VALUE PORTFO	51,053		633,033	650,420
DODGE COX INTERNATIONAL STOCK FUND	20,865		684,968	722,762
T ROWE PRICE INTERNATIONAL DISCOVERY FUND	2,093		82,791	96,495
THERAVANCE INC	3		66	69

Total Non-U.S. Stock Funds			1,743,138	1,844,118

U.S. Equity Funds
SPDR SP REGIONAL BANKING ETF	2		43	53

Total U.S. Stock Funds			43	53

Non-U.S. Fixed Income Funds
LEGG MASON BW GLOBAL OPPORTUNI	12,897		137,907	151,020
PIMCO EMERGING MARKETS BOND	13,710		152,395	171,373

Total Non-U.S. Fixed Income Funds			290,302	322,393

High Yield Bond Funds
T ROWE PRICE INSTITUTIONAL HIG	22,522		210,528	219,813
WESTERN ASSET HIGH YIELD FUND	24,810		210,056	220,062

Total High Yield Bond Funds			420,584	439,875

Global Allocation Funds
PIMCO ALL ASSET ALL AUTHORITY	4,725,750		86,540	88,608

Total Global Allocation Funds			86,540	88,608

Total Mutual Funds			2,540,607	2,695,047

Collective Trusts And Other Investments
Balanced Funds
BFA LIFEPATH INDEX 2015 FUND	5,203		65,048	72,682
BFA LIFEPATH INDEX 2020 FUND	18,177		236,475	264,474
BFA LIFEPATH INDEX 2025 FUND	17,072		206,667	231,151
BFA LIFEPATH INDEX 2030 FUND	22,207		284,485	317,778
BFA LIFEPATH INDEX 2035 FUND	26,717		315,571	351,328
BFA LIFEPATH INDEX 2040 FUND	61,220		772,182	857,696

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
BFA LIFEPATH INDEX 2045 FUND	66,153		761,192	842,795
BFA LIFEPATH INDEX 2050 FUND	6,966		66,320	71,820
BFA LIFEPATH RETIREMENT FUND	4,420		59,557	66,250

Total Balanced Funds			2,767,497	3,075,974

Commodity Funds
SSGA DJ/UBS ROLL SELECT COMMODITY INDEX FUND	7,587		85,764	80,910

Total Commodity Funds			85,764	80,910

Non-U.S. Fixed Income Funds
WELLINGTON EMERGING MARKET DEBT	11,947		146,479	169,887

Total Non-U.S. Fixed Income Funds			146,479	169,887

Non-U.S. Equity Funds
MSCI EM FREE INDEX	9,115		218,225	250,722
SSGA EMERGING MARKET EQUITY	30,337		271,990	301,705
MSCI EAFE INDEX	93,611		1,725,708	1,875,410

Total Non-U.S. Equity Funds			2,215,923	2,427,837

Real Estate Funds
AEW CAPITAL MANAGEMENT REIT FUND	9,799		114,443	128,071

Total Real Estate Funds			114,443	128,071

U.S. Fixed Income Funds
LB AGG BOND INDEX	50,335		1,004,191	1,245,883
LB US TIPS INDEX	12,437		163,686	195,541

Total U.S. Fixed Income Funds			1,167,877	1,441,424

U.S. Equity Funds
WELLINGTON LARGE CAP GROWTH	36,484		385,079	391,835
S&P 400 MID CAP INDEX	36,082		1,132,415	1,415,633
RUSSELL 2000 INDEX	19,404		385,149	591,539
RUSSELL 3000 INDEX	61,012		1,119,970	1,495,842
S&P 500 INDEX	7,011		1,849,433	2,168,856
WELLINGTON MID CAP GROWTH	3,449		32,253	34,597

Total U.S. Equity Funds			4,904,299	6,098,302

Total Collective Trusts And Other Investments			11,402,282	13,422,405

Guaranteed Insurance Contracts
AIG FINANCIAL PRODUCTS CONTRACT NO. 725840	341,503	4.71	317,720	362,156
ING LIFE AND ANNUITY COMPANY CONTRACT NO. 60266	405,869	3.27	394,210	418,166
ING LIFE AND ANNUITY COMPANY CONTRACT NO. 60385	41,912	0.61	29,599	29,600
MET LIFE CONTRACT NO. 32645	28,260	0.93	53,925	53,958

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value ($)	Current Value ($)
NATIXIS FINANCIAL PRODUCTS CONTRACT NO. WR1937-02	137,716	1.35	135,922	137,739
NEW YORK LIFE CONTRACT NO. 29038	210,478	2.86	210,477	222,789
NEW YORK LIFE CONTRACT NO. 34360	42,178	1.02	44,013	44,153
PRINCIPAL LIFE CONTRACT NO. 18274	42,238	1.25	96,155	96,460
PROTECTIVE LIFE INSURANCE	52,690	0.85	96,515	96,538
PRUDENTIAL GA 62194	605,668	2.53	579,920	605,809
ROYAL BANK OF CANADA CITIGROUP01	416,029	4.76	362,291	416,334

Total Guaranteed Insurance Contracts			2,320,747	2,483,702

Wrapper Contracts
AIG FINANCIAL PRODUCTS CONTRACT NO.725840			N/A	(588)
ING LIFE & ANNUITY COMPANY CONTRACT NO. 60266			N/A	893
NATIXIS FINANCIAL PRODUCTS CONTACT NO. WR1937-02			N/A	158
PRUDENTIAL GA-62194			N/A	(192)
ROYAL BANK OF CANADA CONTRACT NO. CITIGROUP01			N/A	179

Total Wrapper Contracts			—	450

Total Investments			24,435,467	24,771,391

Loans receivable from participants 831 loans carrying an interest rate of 4.25% to 8.25% with maturities up to 5 years				2,600,537

Total				27,371,928

*  Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4j—Schedule of Reportable Transactions

Year Ended December 31, 2012

Identify and Descritpion	Number of purchases	Purchase price	Number of sales	Selling Price	Expenses incurred with transaction	Cost of asset sold	Current value of asset on transaction date	Net gain (loss)
*STATE STREET SHORT-TERM INVESTMENT FUND	657	$731,368	913	$729,315	$—	$729,315	$1,460,683	$—
BLACKROCK T-FUND	27	3,557,803	37	173,328	—	173,328	3,731,131	—
DFA INTERNATIONAL VALUE PORTFOLIO	41	766,592	223	936,692	—	1,017,059	1,703,284	(80,368)
DODGE COX INTERNATIONAL STOCK FUND	36	812,094	219	819,318	—	959,278	1,631,412	(139,960)

		$5,867,857		$2,658,653	$—	$2,878,980	$8,526,510	$(220,328)

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
By:	/s/ PAUL MCKINNON Paul McKinnon Global Head of Human Resources

Date: June 28, 2013